SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 44)



                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)


                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)


                                  Eve B. Burton
                             The Hearst Corporation
                                959 Eighth Avenue
                            New York, New York 10019
                                 (212) 649-2045


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:
                            Kathleen L. Werner, Esq.
                             Clifford Chance US LLP
                               31 West 52nd Street
                            New York, New York 10019
                                 (212) 878-8000



                                November 17, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

---------------------------------
CUSIP No. 422317 10 7                      13D
---------------------------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            HEARST BROADCASTING, INC.
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY


------------ -------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                       WC
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |-|
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
------------------------- ------- ----------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
                                   PERSON WITH
                          ------- ----------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           65,894,639
                          ------- ----------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ----------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           65,894,639
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           65,894,639
------------ -------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |-|
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          70.9%
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                          CO
============ ===================================================================

---------------------------------
CUSIP No. 422317 10 7                      13D
---------------------------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                              HEARST HOLDINGS, INC.
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY


------------ -------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                       WC
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |-|
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                       DELAWARE
------------------------- ------- ----------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
                                   PERSON WITH
                          ------- ----------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           65,894,639
                          ------- ----------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ----------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           65,894,639
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           65,894,639
------------ -------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |-|
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           70.9%
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                           CO
============ ===================================================================

---------------------------------
CUSIP No. 422317 10 7                      13D
---------------------------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             THE HEARST CORPORATION
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY


------------ -------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                       WC
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |-|
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
------------------------- ------- ----------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
                                   PERSON WITH
                          ------- ----------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           65,894,639
                          ------- ----------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ----------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           65,894,639
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           65,894,639
------------ -------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |-|
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           70.9%
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                            CO
============ ===================================================================

---------------------------------
CUSIP No. 422317 10 7                      13D
---------------------------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             THE HEARST FAMILY TRUST
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY


------------ -------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                       WC
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |-|
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        CALIFORNIA
------------------------- ------- ----------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
                                   PERSON WITH
                          ------- ----------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           65,894,639
                          ------- ----------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ----------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           65,894,639
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           65,894,639
------------ -------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |-|
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           70.9%
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                           OO (Testamentary Trust)
============ ===================================================================

                                  SCHEDULE 13D


     This Amendment No. 44 on Schedule 13D (the "Schedule 13D") relating to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").


Item 3.  Source and Amount of Funds or Other Consideration.

     The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $11,228,006.11. Hearst Broadcasting used its working capital to make such purchases.


Item 4.  Purpose of Transaction.

     Hearst Broadcasting purchased additional Securities, as reported in Item 5(c) of this Statement, in order to increase its equity interest in the Issuer. See also Item 6.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b) As of November 17, 2005, the Reporting Persons owned 23,609,860 shares of Series A Common Stock of the Issuer, 41,298,648 shares of Series B Common Stock and 500,000 of the Series B Preferred Securities (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Each of the Series B Preferred Securities are convertible at the option of Hearst Broadcasting into Series B Subordinated Debentures, on a share-for-share basis. Thereafter, the Series B Subordinated Debentures are required under the terms thereof to be converted into 986,131 shares of Series A Common Stock. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 65,894,639 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings' issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 70.9% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of October 31, 2005, provided to the Reporting Persons by the Issuer.

     (c) Since filing Amendment No. 43 to the Statement, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open-market transactions:


       Date          # of Shares       Price per Share ($)        Cost ($)
  -------------- ------------------ ------------------------ -----------------
    9/26/2005         5,200                 25.2200              131,144.00
    9/26/2005         3,400                 25.2000               85,680.00
    9/26/2005         1,200                 25.1700               30,204.00
    9/26/2005           100                 25.1600                2,516.00
    9/26/2005           100                 25.1500                2,515.00
    9/27/2005         1,500                 24.9200               37,380.00
    9/27/2005         1,500                 24.9400               37,410.00
    9/27/2005         1,900                 24.9600               47,424.00
    9/27/2005           100                 24.9800                2,498.00
    9/27/2005         1,000                 24.9900               24,990.00
    9/27/2005        21,600                 25.0000              540,000.00
    9/28/2005         2,300                 24.8600               57,178.00
    9/28/2005         6,600                 24.9200              164,472.00
    9/28/2005         2,500                 24.9300               62,325.00
    9/28/2005         6,200                 24.9500              154,690.00
    9/28/2005         7,100                 24.9000              176,790.00
    10/11/2005        1,700                 24.4100               41,497.00
    10/11/2005        1,300                 24.4200               31,746.00
    10/11/2005          200                 24.4300                4,886.00
    10/11/2005          600                 24.4400               14,664.00
    10/11/2005          200                 24.4600                4,892.00
    10/11/2005          400                 24.4700                9,788.00
    10/11/2005          100                 24.4800                2,448.00
    10/11/2005        1,400                 24.4500               34,230.00
    10/11/2005          100                 24.4900                2,449.00
    10/11/2005          100                 24.5700                2,457.00
    10/11/2005          700                 24.5400               17,178.00
    10/11/2005        1,400                 24.5100               34,314.00

       Date          # of Shares       Price per Share ($)        Cost ($)
  -------------- ------------------ ------------------------ -----------------
    10/11/2005          700                 24.5000               17,150.00
    10/11/2005          900                 24.5200               22,068.00
    10/11/2005          100                 24.5600                2,456.00
    10/11/2005          100                 24.5500                2,455.00
    10/11/2005        1,400                 24.6000               34,440.00
    10/11/2005          900                 24.6500               22,185.00
    10/11/2005          500                 24.6600               12,330.00
    10/11/2005          200                 24.6700                4,934.00
    10/11/2005        3,700                 24.7000               91,390.00
    10/11/2005          200                 24.7100                4,942.00
    10/11/2005          700                 24.7200               17,304.00
    10/11/2005        2,300                 24.7500               56,925.00
    10/11/2005        2,200                 24.7400               54,428.00
    10/12/2005       75,000                 24.5000            1,837,500.00
    10/13/2005       22,100                 24.2270              535,416.70
    10/14/2005        5,700                 24.3991              139,074.87
    10/17/2005       24,400                 24.0616              587,103.04
    10/18/2005       70,000                 24.0000            1,680,000.00
    11/1/2005           400                 23.9400                9,576.00
    11/1/2005         5,000                 24.0000              120,000.00
    11/1/2005         1,200                 23.9600               28,752.00
    11/3/2005           300                 24.1800                7,254.00
    11/3/2005         1,600                 24.2400               38,784.00
    11/3/2005           400                 24.2500                9,700.00
    11/3/2005         2,750                 24.2300               66,632.50
    11/3/2005         1,950                 24.2200               47,229.00
    11/3/2005         1,500                 24.2100               36,315.00
    11/3/2005         1,300                 24.1900               31,447.00
    11/3/2005         2,550                 24.2000               61,710.00
    11/3/2005           300                 24.1700                7,251.00

       Date          # of Shares       Price per Share ($)        Cost ($)
  -------------- ------------------ ------------------------ -----------------
    11/3/2005         1,350                 24.1600               32,616.00
    11/3/2005           650                 24.1500               15,697.50
    11/4/2005         1,100                 24.1400               26,554.00
    11/4/2005            50                 24.1200                1,206.00
    11/4/2005           750                 24.1300               18,097.50
    11/4/2005           500                 24.1000               12,050.00
    11/4/2005           100                 24.0900                2,409.00
    11/4/2005           100                 24.1100                2,411.00
    11/4/2005         1,100                 24.1800               26,598.00
    11/4/2005           300                 24.0600                7,218.00
    11/4/2005         1,100                 24.1600               26,576.00
    11/4/2005         3,550                 24.1500               85,732.50
    11/4/2005           850                 24.1700               20,544.50
    11/4/2005           500                 24.1900               12,095.00
    11/4/2005           100                 24.2200                2,422.00
    11/4/2005         2,600                 24.2100               62,946.00
    11/4/2005         1,950                 24.2000               47,190.00
    11/7/2005         4,350                 24.2500              105,487.50
    11/7/2005           450                 24.2400               10,908.00
    11/7/2005           150                 24.1800                3,627.00
    11/7/2005           550                 24.2100               13,315.50
    11/7/2005         4,950                 24.2000              119,790.00
    11/7/2005           850                 24.1900               20,561.50
    11/7/2005         1,350                 24.2300               32,710.50
    11/7/2005         2,350                 24.2200               56,917.00
    11/8/2005           450                 23.4200               10,539.00
    11/8/2005           500                 23.4600               11,730.00
    11/8/2005           200                 23.4500                4,690.00
    11/8/2005           100                 23.4700                2,347.00
    11/8/2005            50                 23.4900                1,174.50

       Date          # of Shares       Price per Share ($)        Cost ($)
  -------------- ------------------ ------------------------ -----------------
    11/8/2005           200                 23.4800                4,696.00
    11/8/2005           100                 23.5100                2,351.00
    11/8/2005           150                 23.5300                3,529.50
    11/8/2005           200                 23.5400                4,708.00
    11/8/2005            50                 23.5600                1,178.00
    11/8/2005           150                 23.6000                3,540.00
    11/8/2005           850                 23.6600               20,111.00
    11/8/2005           450                 23.6100               10,624.50
    11/8/2005           350                 23.6300                8,270.50
    11/8/2005           100                 23.6500                2,365.00
    11/8/2005           150                 23.6400                3,546.00
    11/8/2005           350                 23.6700                8,284.50
    11/8/2005           300                 23.6900                7,107.00
    11/8/2005           150                 23.6800                3,552.00
    11/8/2005            50                 23.7100                1,185.50
    11/8/2005           250                 23.7300                5,932.50
    11/8/2005           100                 23.7700                2,377.00
    11/8/2005           100                 23.7900                2,379.00
    11/8/2005         1,950                 23.8000               46,410.00
    11/8/2005           200                 23.8400                4,768.00
    11/8/2005         3,250                 23.9500               77,837.50
    11/8/2005         2,150                 23.9200               51,428.00
    11/8/2005           250                 23.9400                5,985.00
    11/8/2005           250                 23.9800                5,995.00
    11/8/2005           200                 23.9100                4,782.00
    11/8/2005           400                 23.9000                9,560.00
    11/8/2005           150                 23.9300                3,589.50
    11/8/2005            50                 24.0100                1,200.50
    11/8/2005         1,200                 24.0000               28,800.00
    11/8/2005           400                 23.9900                9,596.00

       Date          # of Shares       Price per Share ($)        Cost ($)
  -------------- ------------------ ------------------------ -----------------
    11/9/2005           300                 23.9000                7,170.00
    11/9/2005           650                 23.9100               15,541.50
    11/9/2005           350                 23.8900                8,361.50
    11/9/2005           300                 23.8800                7,164.00
    11/9/2005           700                 23.8700               16,709.00
    11/9/2005         2,400                 23.8500               57,240.00
    11/9/2005         1,250                 23.8600               29,825.00
    11/9/2005           300                 23.8200                7,146.00
    11/9/2005           650                 23.8300               15,489.50
    11/9/2005           900                 23.8400               21,456.00
    11/9/2005           150                 23.8000                3,570.00
    11/9/2005           100                 23.7900                2,379.00
    11/9/2005           300                 23.7800                7,134.00
    11/9/2005            50                 23.7700                1,188.50
    11/9/2005            50                 23.7600                1,188.00
    11/9/2005            50                 23.7500                1,187.50
    11/9/2005            50                 23.7400                1,187.00
    11/9/2005           150                 23.7300                3,559.50
    11/9/2005            50                 23.7200                1,186.00
    11/9/2005         1,350                 23.7100               32,008.50
    11/9/2005           550                 23.7000               13,035.00
    11/9/2005           250                 23.6900                5,922.50
    11/9/2005           550                 23.6500               13,007.50
    11/9/2005           150                 23.6300                3,544.50
    11/9/2005           100                 23.6200                2,362.00
    11/9/2005            50                 23.6100                1,180.50
    11/9/2005           100                 23.5900                2,359.00
    11/9/2005           150                 23.6000                3,540.00
    11/9/2005            50                 23.5700                1,178.50
    11/9/2005           150                 23.5800                3,537.00

       Date          # of Shares       Price per Share ($)        Cost ($)
  -------------- ------------------ ------------------------ -----------------
    11/9/2005           100                 23.5600                2,356.00
    11/9/2005            50                 23.5500                1,177.50
    11/9/2005            50                 23.5300                1,176.50
    11/10/2005          150                 23.9400                3,591.00
    11/10/2005          250                 23.9500                5,987.50
    11/10/2005          600                 23.9600               14,376.00
    11/10/2005          150                 23.9800                3,597.00
    11/10/2005        1,650                 23.9700               39,550.50
    11/10/2005          100                 23.9900                2,399.00
    11/10/2005          750                 24.0000               18,000.00
    11/10/2005        1,100                 23.9000               26,290.00
    11/10/2005        1,050                 23.9200               25,116.00
    11/10/2005          100                 23.9300                2,393.00
    11/10/2005        1,800                 23.9100               43,038.00
    11/10/2005           50                 23.8900                1,194.50
    11/10/2005          250                 23.8400                5,960.00
    11/10/2005          400                 23.7900                9,516.00
    11/10/2005        1,550                 23.8000               36,890.00
    11/10/2005          850                 23.8200               20,247.00
    11/10/2005          300                 23.8500                7,155.00
    11/10/2005          800                 23.8300               19,064.00
    11/10/2005          650                 23.8100               15,476.50
    11/11/2005          750                 23.9400               17,955.00
    11/11/2005          500                 23.9100               11,955.00
    11/11/2005        2,650                 23.9700               63,520.50
    11/11/2005        2,100                 23.8700               50,127.00
    11/11/2005        1,100                 23.8600               26,246.00
    11/11/2005          550                 23.8500               13,117.50
    11/11/2005          650                 23.9200               15,548.00
    11/11/2005        1,100                 23.9300               26,323.00

       Date          # of Shares       Price per Share ($)        Cost ($)
  -------------- ------------------ ------------------------ -----------------
    11/14/2005        1,150                 23.7300               27,289.50
    11/14/2005        1,050                 23.6900               24,874.50
    11/14/2005          600                 23.7100               14,226.00
    11/14/2005        2,200                 23.7200               52,184.00
    11/14/2005          200                 23.8100                4,762.00
    11/14/2005          150                 23.8200                3,573.00
    11/14/2005        1,050                 23.7900               24,979.50
    11/14/2005          750                 23.7800               17,835.00
    11/14/2005          450                 23.7700               10,696.50
    11/14/2005          650                 23.7500               15,437.50
    11/14/2005          550                 23.7400               13,057.00
    11/14/2005          950                 23.7600               22,572.00
    11/14/2005          250                 23.8000                5,950.00
    11/14/2005          200                 23.8300                4,766.00
    11/15/2005        1,850                 23.7400               43,919.00
    11/15/2005          250                 23.6600                5,915.00
    11/15/2005          150                 23.6200                3,543.00
    11/15/2005          100                 23.6100                2,361.00
    11/15/2005          300                 23.5900                7,077.00
    11/15/2005           50                 23.5800                1,179.00
    11/15/2005        1,100                 23.5600               25,916.00
    11/15/2005        3,150                 23.5700               74,245.50
    11/15/2005          200                 23.5000                4,700.00
    11/15/2005        2,300                 23.5100               54,073.00
    11/15/2005          500                 23.5200               11,760.00
    11/15/2005        1,000                 23.5500               23,550.00
    11/15/2005          550                 23.5400               12,947.00
    11/15/2005          700                 23.6000               16,520.00
    11/15/2005          200                 23.6300                4,726.00
    11/15/2005        2,450                 23.6400               57,918.00

       Date          # of Shares       Price per Share ($)        Cost ($)
  -------------- ------------------ ------------------------ -----------------
    11/15/2005          800                 23.6500               18,920.00
    11/15/2005           50                 23.6700                1,183.50
    11/15/2005           50                 23.6800                1,184.00
    11/16/2005        3,500                 23.5200               82,320.00
    11/16/2005          600                 23.5600               14,136.00
    11/16/2005          550                 23.5400               12,947.00
    11/16/2005        4,550                 23.5300              107,061.50
    11/16/2005          950                 23.5500               22,372.50
    11/16/2005        1,100                 23.5700               25,927.00
    11/16/2005        1,250                 23.5800               29,475.00
    11/16/2005          400                 23.6600                9,464.00
    11/16/2005          950                 23.6500               22,467.50
    11/16/2005          200                 23.6700                4,734.00
    11/16/2005           50                 23.6800                1,184.00
    11/16/2005          500                 23.7300               11,865.00
    11/16/2005          600                 23.6900               14,214.00
    11/16/2005          100                 23.7200                2,372.00
    11/16/2005          400                 23.6400                9,456.00
    11/16/2005           50                 23.7000                1,185.00
    11/17/2005       39,700                 23.6000              936,920.00
                    464,050                                   11,228,006.11




Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In May 1998, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to ten million shares of the Issuer through open market purchases, privately negotiated transactions or otherwise. On December 8, 1999, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to fifteen million shares of the Issuer (inclusive of the ten million shares previously authorized). On December 6, 2000, Hearst's Board approved the purchase from time to time by Hearst Broadcasting of up to 20 million shares of the Issuer (inclusive of the fifteen million shares previously authorized). On September 23, 2005, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to 25 million shares of the Issuer (inclusive of the 20 million shares previously authorized). Hearst Broadcasting's transactions under its program, for which the authorization remains active, are reported elsewhere in this Schedule.

     In May 1998, the Issuer's Board of Directors authorized the repurchase of up to $300 million of Series A Common Stock, such repurchases to be effected from time to time in the open market or in private transactions, subject to market conditions and management's discretion.

     There can be no assurance that Hearst Broadcasting or the Issuer will continue to repurchase shares in the future or, if either of them does so, what the terms of such repurchases will be. However, to the extent that both Hearst Broadcasting and the Issuer decide to purchase shares of Series A Common Stock on any single day, they are required to aggregate their purchases and to use a single broker/dealer pursuant to Rule 10b-18 under the Securities Exchange Act of 1934, as amended. Accordingly, they have agreed that any such purchases on that day will be divided between them equally.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 18, 2005



                            HEARST BROADCASTING, INC.


                              By: /s/ Eve B. Burton
                                   ------------------------------------
                                   Name:   Eve B. Burton
                                   Title:  Vice President

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 18, 2005



                              HEARST HOLDINGS, INC.


                              By: /s/ Eve B. Burton
                                   ------------------------------------
                                   Name:   Eve B. Burton
                                   Title:  Vice President

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 18, 2005



                             THE HEARST CORPORATION


                              By: /s/ Eve B. Burton
                                   ------------------------------------
                                   Name:   Eve B. Burton
                                   Title:  Vice President

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 18, 2005



                             THE HEARST FAMILY TRUST


                             By: /s/ Mark F. Miller
                                   ------------------------------------
                                   Name:   Mark F. Miller
                                 Title: Trustee